Exhibit 16.1

May 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated May 10, 2005, of Hollywood Media Corp. and are in agreement with the statements contained in the first (except for the last sentence of the first paragraph), second, third, fourth and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2004 and 2003 consolidated financial statements.

/s/ Ernst & Young LLP